SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

News Release	October 25, 2007 at 06.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso to cut magazine paper, newsprint and pulp capacity and reduce administrative staff

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso plans to cut magazine paper, newsprint and pulp capacity and reduce administrative staff

•	Annual capacity reduction 505 000 tonnes of paper and 550 000 tonnes of pulp

•	1 700 employees affected

•	Significant reduction in Group functional staff

•	Non-recurring charges of about EUR 380 million including cash impact of about EUR 160 million

•	Net annual cost improvement of EUR 140 to 160 million, with full impact in 2009

In response to dramatic cost increases and to safeguard long-term profitability, Stora Enso today announces its intention to close down permanently Summa Paper Mill and one magazine paper machine at Anjala Mill, and the pulp mills at Kemijärvi and Norrsundet. The closures will reduce annual capacity by 505 000 tonnes of newsprint and magazine paper and 550 000 tonnes of pulp. The number of personnel affected by these planned permanent mill closures will total about 1 400 – about 1 100 in Finland and about 300 in Sweden.

Stora Enso also plans to divest its mills at Kotka in Finland. The laminating paper business and the special coated magazine paper operations at Kotka are to be divested as Stora Enso continues to focus its portfolio. These two businesses do not compete directly with products of other Group mills. The sawmilling operations at Kotka could also be sold if a satisfactory offer is received. The mills at Kotka employ about 650 people.

In addition, to reduce costs and streamline administration following the recent reorganisation, the divestment of North American operations and the above capacity reductions, Stora Enso intends to reduce its administrative staff by about 300 in Group administrative functions and shared services (out of total group staff of about 850) in the UK, Finland, Sweden and Germany.

All the planned personnel reductions are subject to local consultation.

“These closures, production rationalisations and staff reductions, however painful, are crucial for Stora Enso to be competitive long-term. To wait in the hope of better times would lead to

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

more severe actions in the future. To reduce our wood costs as rapidly as possible, in parallel with the permanent closure plans we will start production curtailments in pulp and certain paper grades already in the current fourth quarter,” said Stora Enso CEO Jouko Karvinen.

“These intended actions are based on specific analyses of marginal costs in wood supply and asset quality, including future investment needs, optimisation of fibre flows between the Nordic pulp mills, and decreasing the overall use of fibre by reducing newsprint and magazine paper production capacity. I also want to be clear that these plans are based on present conditions and the outlook before implementation of the announced 80% (or at least EUR 50 per cubic metre) duties on Russian wood exports from 1 January 2009. If the issue of the impending higher duties cannot be resolved soon and the dramatically increasing wood cost trends reversed, we will have to take further steps to rationalise pulp, paper, board and sawnwood production in Finland,” Karvinen continued.

“I am aware of the impact today’s announcement will have on the affected employees and their families. However, we are acting to safeguard the future of Stora Enso and the vast majority of our employees. We will, together with the local authorities, proactively help the affected employees to find alternative employment.”

Summa Mill and Anjala magazine paper capacity closures

Summa Mill, with annual capacity 415 000 tonnes of newsprint, uncoated magazine paper and book paper, is expected to be permanently closed down during the first quarter of 2008. Its customers will continue to be served by Stora Enso’s other mills in Finland, Sweden and Western Europe.

The annual capacity of Anjala Mill’s PM 2 is currently 155 000 tonnes of coated magazine paper. Immediately after the first quarter of 2008, Anjala PM 2 is to cease production of magazine paper and be converted to produce book paper, including for customers currently served by Anjala PM 1 and Summa Mill. Anjala PM 1, with annual capacity 120 000 tonnes of book paper, is planned to be permanently shut down in a manner that will ensure continuity of customer service.

Capacity reductions:

Standard and improved newsprint	270 000 tonnes

Coated magazine paper	155 000 tonnes

Uncoated magazine paper	80 000 tonnes

Kemijärvi and Norrsundet pulp mill closures

Kemijärvi and Norrsundet pulp mills, with annual capacities of 250 000 tonnes and 300 000 tonnes of long-fibre (softwood) pulp respectively, are planned to be permanently closed down. The closures are scheduled for the second quarter of 2008 for Kemijärvi and at the latest by the end of second quarter of 2009 for Norrsundet. These closures are prompted by the dramatic rise

Stora Enso Oyj Business ID 1039050-8

in wood costs, which necessitates finding ways to reduce wood consumption and optimise fibre flows to reduce costs for the remaining mills.

Divestment of mills at Kotka

The laminating paper business in Finland and Malaysia and special coated magazine paper operations at Kotka are to be divested as soon as practicable. The sawmilling operations at Kotka could be sold if a satisfactory offer is received.

The mills at Kotka produce 160 000 tonnes of laminating papers, 18 000 tonnes of Imprex® products, 170 000 tonnes of special coated magazine paper and 250 000 cubic metres of sawn goods per year. Their external sales totalled about EUR 220 million in 2006.

Maintenance and service companies

The roles of the regional maintenance and service companies Kymenso and Fortek in Finland will diminish following the closures of Summa Mill, Kemijärvi Mill and Anjala PM 1, and the divestment of operations at Kotka. Stora Enso’s maintenance company serving Norrsundet Mill and Skutskär Mill will also be affected; since these two mills have a common management, the personnel at Skutskär Mill will be affected as well.

Reorganisation of administrative functions

Administrative functions are planned to be reduced in size at principal offices in Finland, Sweden, the UK and Germany to levels more appropriate for the Group. Intended job losses will include headquarters staff in Finance, Human Resources, Research and Development, Communications and Support. The total of some 300 job cuts includes about 90 corporate and country level staff in these four countries. It is also intended to replace the current financial shared service centres in Finland, Sweden and Germany with a single shared service centre at one new cost-efficient location. Planning for this change affecting the 150 shared service centre jobs will start in early 2008 with intended completion within a year. In addition, it is planned to reduce the number of employees by about 60 by consolidating two research centres in Sweden into one. This consolidation will further improve and focus R&D operations through the R&D centres specialising in particular competences and avoiding overlaps. Stora Enso intends to maintain its investment in R&D at or above the present level.

Estimated on-going financial impact of the closures and personnel reductions on the Stora Enso Group

The Group anticipates approximately EUR 380 million of provisions and fixed asset write-downs as non-recurring items in its financial results for the fourth quarter of 2007, of which about EUR 160 million will have a cash impact over the restructuring period from 2007 to the second quarter of 2009.

Segment	Financial impact of fixed asset write-downs and provisions
Newsprint	EUR 170 million
Magazine Paper	EUR 210 million

Stora Enso Oyj Business ID 1039050-8

The main benefits of the above actions will come from reduced marginal wood and energy costs, reduced personnel costs and lower depreciation. The net annualised cost improvement is estimated to be in the range of EUR 140 to 160 million and will have full annual impact in 2009.

External sales reduction	EUR 370 million

Capital employed reduction	EUR 300 million

Total personnel reduction due to closures and staff function reorganisation (excluding increase due to new single financial service centre)	1 700 people

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

On Thursday 25 October 2007 Stora Enso will announce its third quarter results at 09.00 Finnish time (08.00 CET).

PRESS CONFERENCE IN HELSINKI
Time:	11.30 local time
Location:	Wanha Satama, conference room H+,
Address:	Pikku Satamakatu 3-5
Hosts:	Jouko Karvinen, CEO
Hannu Ryöppönen, Deputy CEO & CFO
Kari Vainio, Executive Vice President, Corporate Communications

The conference will be held in English. Questions can be asked from Jouko Karvinen and Hannu Ryöppönen after the presentation.

Webcast of press conference

A live webcast (audio with synchronised slide presentation) of the press conference may be accessed on www.storaenso.com. The presentation material will be available on www.storaenso.com/investors at 10.00 Finnish time (9.00 CET).

In case you are participating remotely in press conference and you would like to pose a question, please dial:

+44 (0)20 7162 0125	Continental Europe and the UK
+46 (0)8 5052 0114	Sweden
358 (0)9 2313 9202	Finland
+1 334 323 6203	USA

Stora Enso Oyj Business ID 1039050-8

ANALYST CONFERENCE CALL

CEO Jouko Karvinen and Deputy CEO & CFO Hannu Ryöppönen will be hosting a combined conference call and webcast today at 16.00 Finnish time (15.00 CET, 14.00 UK time, 9.00 US Eastern time).

If you wish to participate, please dial (quoting ‘Stora Enso’):
+44 (0)20 7806 1950	Continental Europe and the UK
+46 (0)8 5352 6408	Sweden
+358 (0)9 7251 9035	Finland
+1 718 354 1387	USA

The live webcast may be accessed at www.storaenso.com/investors

Further details of replay numbers can be found at www.storaenso.com/investors

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel